SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 11-K

             ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES AND EXCHANGE ACT OF 1934

           For the Fiscal Year ended December 31, 1993

               OWENS-CORNING FIBERGLAS CORPORATION
              SAVINGS AND DEFERRAL INVESTMENT PLAN

               OWENS-CORNING FIBERGLAS CORPORATION
                         Fiberglas Tower
                       Toledo, Ohio  43659

                   Commission File No. 1-3660

- - ---------------------------------------------------------------

                      REQUIRED INFORMATION

(a)  Financial Statements.

          1.   Report of Independent Public Accountants

          2.   Statements of Participants' Equity - as of December
               31, 1993 and 1992

          3. Statements of Changes in Participants' Equity - for the years ended December 31, 1993, 1992 and 1991

          4.   Notes to Financial Statements

(b)  Exhibit.

          Consent of Arthur Andersen & Co.

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         OWENS-CORNING FIBERGLAS CORPORATION
                         SAVINGS AND DEFERRAL INVESTMENT PLAN


                         By   /s/ Michael I. Miller
                              ---------------------
                              Michael I. Miller
                              Chairman, Investment Review Committee


DATED:  June 30, 1994

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator,
Owens-Corning Fiberglas Corporation
Savings and Deferral Investment Plan:


We have audited the accompanying statements of participants' equity of the OWENS-CORNING FIBERGLAS CORPORATION SAVINGS AND DEFERRAL PLAN as of December 31, 1993 and 1992, and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the participants' equity of the Owens-Corning Fiberglas Corporation Savings and Deferral Investment Plan as of December 31, 1993 and 1992, and the changes in its participants' equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.






Toledo, Ohio,
  June 9, 1994.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                            SAVINGS AND DEFERRAL INVESTMENT PLAN


                                             STATEMENTS OF PARTICIPANTS' EQUITY

                                              AS OF DECEMBER 31, 1993 AND 1992

                                                                                 1 9 9 3
                                                  --------------------------------------------------------------------
                                                                                                 Loans to
                                                  Company     Managed     Indexed      Fixed     Partici-
                                                   Stock      Equity      Equity       Income      pants
                                                   Fund        Fund        Fund        Fund      (Note 3)      Total
                                                ---------   ---------   ---------   ---------   ---------    ---------
ASSETS:
  Investments (Notes 1, 2, 4 and 5):
    Short-term investments                    $   847,100  $        -  $        -  $        -  $        -   $  847,100
    Owens-Corning Fiberglas Corporation
      common stock, 5,079,001 shares at
      $44.375 per share (cost $21,068,063)
      (Note 8)                                225,380,669           -           -           -           -  225,380,669
    Investment in master trust collective
      funds                                             -  51,493,798   9,290,932  42,028,759           -  102,813,489
  Loans to participants (Note 3)                        -           -           -           -   8,205,726    8,205,726
  Accrued interest on loans to participants
    (Note 3)                                            -           -           -           -      44,743       44,743
  Due from Owens-Corning Fiberglas
    Corporation (Note 1)                          435,956       5,307         900      (5,021)          -      437,142
  Accrued interest income                             450           -           -           -           -          450
                                             ------------ ----------- ----------- ----------- ----------- ------------

               Total assets                  $226,664,175 $51,499,105 $ 9,291,832 $42,023,738 $ 8,250,469 $337,729,319
                                             ============ =========== =========== =========== =========== ============

LIABILITIES (Notes 1 and 6):
  Accrued expense                             $   799,390 $     2,287 $     2,075 $     4,641 $         - $    808,393
                                              ----------- ----------- ----------- ----------- ----------- ------------

PARTICIPANTS' EQUITY (Notes 1 and 6)          225,864,785  51,496,818   9,289,757  42,019,097   8,250,469  336,920,926
                                              ----------- ----------- ----------- ----------- ----------- ------------

               Total liabilities and
                 participants' equity        $226,664,175 $51,499,105 $ 9,291,832 $42,023,738 $ 8,250,469 $337,729,319
                                              =========== =========== =========== =========== =========== ============


                              The accompanying notes are an integral part of these statements.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                            SAVINGS AND DEFERRAL INVESTMENT PLAN


                                             STATEMENTS OF PARTICIPANTS' EQUITY

                                              AS OF DECEMBER 31, 1993 AND 1992
                                                         (Continued)

                                                                                 1 9 9 2
                                                 -----------------------------------------------------------------------
                                                                                                 Loans to
                                                  Company     Managed     Indexed      Fixed     Partici-
                                                   Stock      Equity      Equity       Income      pants
                                                   Fund        Fund        Fund        Fund       (Note 3)     Total
                                                ---------   ---------   ---------   ---------   ---------    ---------
ASSETS:
  Investments (Notes 1, 2, 4 and 5):
    Short-term investments                    $   271,599  $        -  $        -  $        -  $        -   $  271,599
  Owens-Corning Fiberglas Corporation
      common stock, 5,518,159 shares at
      $36 per share (cost $27,545,384)        198,652,724           -           -           -           -  198,653,724
    Investment in master trust collective
      funds                                             -  32,711,112   8,028,800  37,880,360           -   78,620,272
  Loans to participants (Note 3)                        -           -           -           -   7,255,733    7,255,733
  Accrued interest on loans to participants
    (Note 3)                                            -           -           -           -      46,023       46,023
  Due from Owens-Corning Fiberglas
    Corporation (Note 1)                          545,276         152         206       1,974           -      547,608
  Accrued interest income                             536           -           -           -           -          536
                                             ------------ ----------- ----------- ----------- ----------- ------------

               Total assets                  $199,471,135 $32,711,264 $ 8,029,006 $37,882,334 $ 7,301,756 $285,395,495
                                             ============ =========== =========== =========== =========== ============

LIABILITIES (Notes 1 and 6):
  Accrued expense                             $   213,075 $     1,653 $     1,887 $     2,865 $         - $    219,480
                                              ----------- ----------- ----------- ----------- ----------- ------------

PARTICIPANTS' EQUITY (Notes 1 and 6)          199,258,060  32,709,611   8,027,119  37,879,469   7,301,756  285,176,015
                                              ----------- ----------- ----------- ----------- ----------- ------------

               Total liabilities and
                 participants' equity        $199,471,135 $32,711,264 $ 8,029,006 $37,882,334 $ 7,301,756 $285,395,495
                                              =========== =========== =========== =========== =========== ============

PARTICIPANTS' UNITS (Note 7)                   16,268,932   7,067,315   1,995,994  13,550,253


UNIT VALUES (Note 7)                          $   12.2478  $   4.6283  $   4.0216  $   2.7955


                              The accompanying notes are an integral part of these statements.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                            SAVINGS AND DEFERRAL INVESTMENT PLAN


                                        STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                                    FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                                                                 1 9 9 3
                                              ----------------------------------------------------------------------------
                                                                                                 Loans to
                                                  Company     Managed     Indexed      Fixed     Partici-
                                                   Stock      Equity      Equity       Income      pants
                                                   Fund        Fund        Fund        Fund       (Note 3)     Total
                                               ----------   ---------   ---------   ---------   ---------    ---------
INVESTMENT INCOME (Note 2):
  Interest                                    $    90,544  $        -  $        -  $        -  $        -   $   90,544
  Net interest in master trust
    investment income                                   -  11,337,955     824,124   2,185,004           -   14,347,083
  Interest on loans to participants
    (Note 3)                                            -           -           -           -     530,802      530,802
  Realized gain on disposition of
    investments (Note 4)                       11,825,721           -           -           -           -   11,825,721
  Change in unrealized appreciation
    of investment in Owens-Corning
    Fiberglas Corporation common stock
    (Note 5)                                   33,204,266           -           -           -           -   33,204,266
                                             ------------ ----------- ----------- -------------------------------------
                                               45,120,531  11,337,955     824,124   2,185,004     530,802   59,998,416
                                             ------------ ----------- ----------- ----------- ----------- ------------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                  6,515,186   4,018,581   1,150,426   3,279,363           -   14,963,556
  Owens-Corning Fiberglas Corporation           6,645,630           -           -           -           -    6,645,630
                                             ------------ ----------- ----------- ----------- ----------- ------------
                                               13,160,816   4,018,581   1,150,426   3,279,363           -   21,609,186
                                             ------------ ----------- ----------- ----------- ----------- ------------

OTHER:
  Distributions to participants (Note 6)      (21,810,682) (2,687,453)   (545,593) (4,617,086)          -  (29,660,814)
  Administrative expense (Note 1)                (187,578)    (28,077)    (25,086)    (57,472)          -     (298,213)
  Election of redistribution of participants'
    equity among funds (Note 1)                (9,353,902)  5,924,033    (124,837)  3,592,050     (37,344)           -
  Participants loan activity (Note 3)            (322,460)    132,133     (16,073)   (248,855)    455,255            -
  Rollovers and other                                   -      90,035        (323)      6,624           -       96,336
                                             ------------ ----------- ----------- ----------- ----------- ------------
                                              (31,674,622) (3,430,671)   (711,912) (1,324,739)    417,911  (29,862,691)
                                             ------------ ----------- ----------- ----------- ----------- ------------

               Net increase                    26,606,725  18,787,207   1,262,638   4,139,628     948,713   51,744,911

PARTICIPANTS' EQUITY - beginning of year      199,258,060  32,709,611   8,027,119  37,879,469   7,301,756  285,176,015
                                             ------------ ----------- ----------- ----------- ----------- ------------

PARTICIPANTS' EQUITY - end of year           $225,864,785 $51,496,818 $ 9,289,757 $42,019,097 $ 8,250,469 $336,920,926
                                             ============ =========== =========== =========== =========== ============


                              The accompanying notes are an integral part of these statements.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                            SAVINGS AND DEFERRAL INVESTMENT PLAN


                                        STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                                    FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                                         (Continued)



                                                                                 1 9 9 2
                                              ----------------------------------------------------------------------------
                                                                                                 Loans to
                                                  Company     Managed     Indexed      Fixed     Partici-
                                                   Stock      Equity      Equity       Income      pants
                                                   Fund        Fund        Fund        Fund       (Note 3)     Total
                                               ----------   ---------   ---------   ---------   ---------    ---------
INVESTMENT INCOME (Note 2):
  Interest                                    $    21,827  $        -  $        -  $        -  $        -   $   21,827
  Net interest in master trust
    investment income                                 158   6,160,456     560,698   2,368,043           -    9,089,355
  Interest on loans to participants
    (Note 3)                                            -           -           -           -     526,355      526,355
  Realized gain on disposition of
    investments (Note 4)                        5,362,724           -           -           -           -    5,362,724
  Change in unrealized appreciation
    of investment in Owens-Corning
    Fiberglas Corporation common stock
    (Note 5)                                   71,221,910           -           -           -           -   71,221,910
                                             ------------ ----------- ----------- -------------------------------------
                                               76,606,619   6,160,456     560,698   2,368,043     526,355   86,222,171
                                             ------------ ----------- ----------- ----------- ----------- ------------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                  6,441,474   3,459,832   1,093,402   3,432,796           -   14,427,504
  Owens-Corning Fiberglas Corporation           6,484,729           -           -           -           -    6,484,729
                                             ------------ ----------- ----------- ----------- ----------- ------------
                                               12,926,203   3,459,832   1,093,402   3,432,796           -   20,912,233
                                             ------------ ----------- ----------- ----------- ----------- ------------

OTHER:
  Distributions to participants (Note 6)      (12,036,710) (1,580,163)   (601,685) (4,207,951)          -  (18,426,509)
  Administrative expense (Note 1)                (155,514)    (20,084)    (23,795)    (41,694)          -     (241,087)
  Election of redistribution of participants'
    equity among funds (Note 1)                (6,103,022)  1,544,236     691,667   4,392,201    (525,082)           -
  Participants loan activity (Note 3)            (934,468)   (126,614)    (62,957)   (601,219)  1,725,258            -
  Rollovers and other                              44,162           -        (323)          -           -       44,162
                                             ------------ ----------- ----------- ----------- ----------- ------------
                                              (19,185,552)   (182,625)      3,230    (458,663)   1,200,176 (18,623,434)
                                             ------------ ----------- ----------- ----------- ----------- ------------

               Net increase                    70,347,270   9,437,663   1,657,330   5,342,176   1,726,531   88,510,970

PARTICIPANTS' EQUITY - beginning of year      128,910,790  23,271,948   6,369,789  32,537,293   5,575,225  196,665,045
                                             ------------ ----------- ----------- ----------- ----------- ------------

PARTICIPANTS' EQUITY - end of year           $199,258,060 $32,709,611 $ 8,027,119 $37,879,469 $ 7,301,756 $285,176,015
                                             ============ =========== =========== =========== =========== ============


                              The accompanying notes are an integral part of these statements.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                            SAVINGS AND DEFERRAL INVESTMENT PLAN


                                        STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                                    FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                                         (Continued)



                                                                                 1 9 9 1
                                              ----------------------------------------------------------------------------
                                                                                                 Loans to
                                                  Company     Managed     Indexed      Fixed     Partici-
                                                   Stock      Equity      Equity       Income      pants
                                                   Fund        Fund        Fund        Fund       (Note 3)     Total
                                               ----------   ---------   ---------   ---------   ---------    ---------
INVESTMENT INCOME (Note 2):
  Interest                                    $    35,437  $        -  $        -  $        -  $        -   $   35,437
  Net interest in master trust
    investment income                                 730   6,887,153     1,364,693 2,430,613           -   10,683,189
  Interest on loans to participants
    (Note 3)                                            -           -           -           -     437,414      437,414
  Realized gain on disposition of
    investments (Note 4)                        5,307,879           -           -           -           -    5,307,879
  Change in unrealized appreciation
    of investment in Owens-Corning
    Fiberglas Corporation common stock
    (Note 5)                                   33,098,650           -           -           -           -   33,098,650
                                             ------------ ----------- ----------- -------------------------------------
                                               38,442,696   6,887,153   1,364,693   2,430,613     437,414   49,562,569
                                             ------------ ----------- ----------- ----------- ----------- ------------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                  6,731,734   2,630,849     801,818   3,504,886           -   13,669,287
  Owens-Corning Fiberglas Corporation           6,157,263           -           -           -           -    6,157,263
                                             ------------ ----------- ----------- ----------- ----------- ------------
                                               12,888,997   2,630,849     801,818   3,504,886           -   19,826,550
                                             ------------ ----------- ----------- ----------- ----------- ------------

OTHER:
  Distributions to participants (Note 6)       (7,560,898)   (851,790)   (304,886) (1,285,899)          -  (10,003,473)
  Administrative expense (Note 1)                (137,696)    (15,548)    (16,596)    (60,400)          -     (230,240)
  Election of redistribution of participants'
    equity among funds (Note 1)                (5,996,722)  1,068,553     463,873   4,892,115    (427,819)           -
  Participants loan activity (Note 3)            (670,300)   (174,123)    (50,617)   (815,168)  1,710,208            -
  Rollovers and other                              34,122           -           -           -           -       34,122
                                             ------------ ----------- ----------- ----------- ----------- ------------
                                              (14,331,494)     27,092      91,774   2,730,648   1,282,389  (10,199,591)
                                             ------------ ----------- ----------- ----------- ----------- ------------

               Net increase                    37,000,199   9,545,094   2,258,285   8,666,147   1,719,803   59,189,528

PARTICIPANTS' EQUITY - beginning of year       91,910,591  13,726,854   4,111,504  23,871,146   3,855,422  137,475,517
                                             ------------ ----------- ----------- ----------- ----------- ------------

PARTICIPANTS' EQUITY - end of year           $128,910,790 $23,271,948 $ 6,369,789 $32,537,293 $ 5,575,225 $196,665,045
                                             ============ =========== =========== =========== =========== ============


                              The accompanying notes are an integral part of these statements.

PAGE

               OWENS-CORNING FIBERGLAS CORPORATION

              SAVINGS AND DEFERRAL INVESTMENT PLAN


                  NOTES TO FINANCIAL STATEMENTS




(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES

Operations of the Plan
- - ----------------------

The Owens-Corning Fiberglas Corporation Savings and Deferral Investment Plan (the Plan) principally benefits salaried employees of Owens-Corning Fiberglas Corporation (the Company) and certain designated subsidiaries. An eligible employee may elect to enroll in the Plan as of the beginning of any calendar month after date of hire.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Plan Contributions
- - ------------------

Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the plan's trustee, Citibank N.A., New York, (the Trustee) on a monthly basis.

The Company contributes a 50% matching contribution for participant contributions up to 10% of base salary.

The Company may, at its option, make Company contributions in the form of cash or shares of common stock of the Company which are valued at the market value of the shares on the date of contribution. Contributions are remitted to the Trustee on or before the last day of the month following employee contributions. The Company satisfied a portion of its plan liability through contributions of common stock of the Company. These contributions totaled 14,218 shares valued at $560,000 in 1993, 45,628 shares valued at $1,526,000 in 1992 and 25,697 shares valued at $514,000 in 1991.

Plan Investment Options
- - -----------------------

Each participant elects to have his contribution invested in 10% increments among the investment funds made available under the Plan. Currently, the following four investment funds are available to participants:

Company Stock Fund
- - ------------------
Consists primarily of investments in Owens-Corning Fiberglas
Corporation common stock.

Managed Equity Fund
- - -------------------
Presently invested primarily in shares of the Acorn Fund, Inc., which invests principally in common stocks, but may also include securities convertible into common stocks and equity securities of a class different than common stock.

Indexed Equity Fund
- - -------------------
Presently invested primarily in a group trust maintained by Wells
Fargo Bank, N.A. which consists of a portfolio of equity securities maintained to approximate the total rate of return of the securities of the companies whose stocks make up the Standard &
Poors' Composite Index.

Fixed Income Fund
- - -----------------
Presently invests in insurance contracts, bond funds, money market funds and other instruments providing for the payment of interest at a fixed rate over a specified period. The return on this fund will be a blend of the various investments held by the fund. The income credited to each account is the prorated share of the income received by the fund.

The Company contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements.

Participants may change their investment options and contribution rate on a monthly basis and redistribute their account balances quarterly. Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 31, 1993, was as follows:

Company        Managed        Indexed         Fixed
Stock          Equity         Equity          Income
Fund           Fund           Fund            Fund
- - --------       -------        -------         -------

3,386          1,727           812           1,669

Basis of Accounting
- - -------------------

The accompanying financial statements have been prepared on the accrual basis. Investments in the common stock of the Company are reported at quoted market value. Participants' withdrawal requests received by the plan administrator before yearend but not yet distributed to the participants are included as a component of participants' equity.

Income Taxes
- - ------------

The Internal Revenue Service has issued a determination letter dated March 31, 1989, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. In the opinion of the plan administrator, subsequent amendments have not affected the tax status of the Plan. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to
Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated until such time as it is withdrawn from the Plan.

Proceedings in the Event of Plan Termination
- - --------------------------------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the equity of each participant not previously vested would fully vest. Participants would receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2)  INVESTMENTS

Investments of the Plan are held in the Owens-Corning Fiberglas Corporation Savings Plans Master Trust (Master Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund are separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund and Fixed Income Fund are commingled for investment purposes.

The Plan has a proportionate claim on the net assets of the commingled funds and receives a proportionate share of the investment income of said funds. Following is a summary of the Master Trust financial statements for the commingled funds and the Plan's interest in net assets by fund as of and for the year ended December 31, 1993:


                            Shares/                 Current or
                           Contract                  Contract       Plan
                            Value         Cost         Value      Interest
                           ---------     ------     -----------  ----------
ASSETS:
Investments-
Managed Equity Fund:
- - --------------------
Liquid Reserve Fund
Commingled Employee
Benefit Trust             $   46,338  $    46,338  $     46,338    .9339
Acorn Fund, Inc.           3,949,269   35,701,971    55,092,303    .9339

Accrued interest and
dividends                      N/A          N/A             152    .9342

Indexed Equity Fund:
- - --------------------
Liquid Reserve Fund
Commingled Employee
Benefit Trust                145,997      145,997       145,997    .8919
Wells Fargo Bank, N.A.
Index Equity Fund             99,753    7,338,028    10,271,060    .8919

Accrued interest and
dividends                      N/A          N/A             113    .8947

Fixed Income Fund:
- - ------------------
Liquid Reserve Fund
Commingled Employee
Benefit Trust                329,678      329,678       329,678    .9119
Wells Fargo Money
Market Fund               24,918,407   24,918,407    24,918,407    .9119
Wells Fargo 1-3 Year
Government Bond Index
Fund                         175,715    8,665,141     8,545,379    .9119
Principal Mutual Life
Insurance Company         12,133,667       N/A       12,133,667    .9119

Accrued interest and
dividends                     N/A          N/A          163,501    .9119
                                                   ------------
Net assets in Master Trust                         $111,646,595
                                                   ============


/TABLE

                              Managed       Indexed       Fixed
                              Equity        Equity        Income
                              Fund          Fund          Fund         Total
                              --------      --------      -------     -------
INVESTMENT INCOME:

Interest                   $    15,612     $  5,024    $2,452,724   $ 2,473,360
Dividends                    2,391,153      262,096          -        2,653,249
Realized gain
on disposition of
investments                    315,289         -             -          315,289
Change in unrealized
appreciation
of investments               9,357,478      648,373      (87,664)     9,918,187
                           -----------     --------    ----------   -----------
                           $12,079,532     $915,493    $2,365,060   $15,360,085
                           ===========     ========    ==========   ===========

/TABLE

Investments are reported at quoted market value in all funds except guaranteed investment contracts in the Fixed Income Fund which are valued at the contract value (Contract Value). Changes in unrealized appreciation and depreciation are reflected as changes in participants' equity. Purchase and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.

(3)  LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is 50% of the participant's total vested account limited to the total of the participant's contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000 and the maximum is $50,000, reduced for the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect at the time of the advance. Loans advanced between November 1, 1989 and December 31, 1990, are repaid with interest equal to the 5-year U.S. Treasury note rate in effect at the time of the advance plus 2%. The monthly loan payment cannot exceed 30% of the borrower's base pay.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the four investment funds in accordance with the borrower's election.

(4)  REALIZED GAIN/LOSS

Gains or losses are realized when investments are sold. Cost of investments sold is determined on an average cost basis.

Gains realized in the Company Stock Fund on the Company's common stock are summarized below:

                  1 9 9 3         1 9 9 2       1 9 9 1
                  -------         -------       -------

Proceeds        $13,193,288     $6,153,187    $6,240,286
Cost              1,367,569        790,462       932,407
                -----------     ----------    ----------
                $11,825,719     $5,362,724    $5,307,879
                ===========     ==========    ==========

(5)  UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

Unrealized appreciation/depreciation, equal to the difference between cost and quoted market value of investments, is recognized in determining the value of each fund except guaranteed investment contracts in the Fixed Income Fund which are carried at Contract
Value. The change in unrealized appreciation/depreciation during each of the three years ended December 31, 1993, is set forth below. The balances for the Managed Equity Fund, Indexed Equity
Fund and Fixed Income Fund are the commingled amounts in the Master Trust, while the Company Stock Fund amounts are specific to the Plan. See Note 2 for the Plan's ownership in the commingled funds.

                            Company        Managed      Indexed     Fixed
                            Stock          Equity       Equity      Income
                            Fund            Fund         Fund        Fund
                           --------       --------     ---------    -------
Unrealized appreciation
(depreciation) at
January 1, 1991          $ 66,787,780  $(1,370,827)   $  764,236   $    -
Change in unrealized
appreciation during 1991   33,098,650     6,479,245    1,214,792        -
                         ------------   -----------   ----------   ---------

Unrealized appreciation
at December 31, 1991       99,886,430     5,108,418    1,979,028        -
Change in unrealized
appreciation
(depreciation)
during 1992                71,221,910     4,924,431      305,631    (32,107)
                         ------------   -----------   ----------   ---------

Unrealized appreciation
(depreciation) at
December 31, 1992         171,108,340    10,032,849    2,284,659    (32,107)
Change in unrealized
appreciation
(depreciation)
during 1993                33,204,266     9,357,478      648,373    (87,664)
                         ------------   -----------    ---------    --------

Unrealized appreciation
(depreciation) at
December 31, 1993        $204,312,606   $19,390,327   $2,933,032  $(119,771)
                         ============   ===========   ==========   =========

/TABLE

(6)  VESTING, FORFEITURES AND DISTRIBUTIONS

Company contributions and dividends thereon vest at the rate of 20% for each year of service by the participant with the Company. Employees with at least 5 years of service are fully vested in all Company contributions. Such amounts also become fully vested and immediately distributable upon the participant attaining 65 years of age, termination of the participant's employment due to retirement, disability or death, or involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Participants may at any time withdraw all or any part of the value of their contributions excluding contributions designated as deferrals; however, participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the withdrawal. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was $40,000 in 1993, $27,000 in 1992 and $34,000 in 1991. Prior to January 1, 1989, participants were not permitted to withdraw any part of the value of their contributions designated as deferrals or earnings thereon except in the event of termination of employment with the Company or upon proof of financial hardship deemed adequate by the plan administrator. Beginning January 1, 1989, earnings on deferred contributions made subsequent to December 31, 1988, may no longer be withdrawn due to hardship and participants may withdraw deferred contributions and earnings thereon upon attainment of age 59-1/2 years. Beginning January 1, 1990, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired or deceased.

Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. These distributions totaled 224,734 shares of stock valued at $9,610,000 in 1993, 248,682 shares of stock valued at $6,855,000 in 1992 and 372,701 shares of stock valued at $5,299,000 in 1991.

Participants' requests for withdrawals made prior to December 31, 1993, and subsequently paid were as follows:

Company Stock Fund         $1,220,512
Managed Equity Fund           399,466
Indexed Equity Fund            35,786
Fixed Income Fund             411,880
                           ----------
                           $2,067,644
                           ==========

(7)  UNIT VALUES

As of January 1, 1993, the interest of each participant in the Company Stock Fund is represented by shares of Company stock and is represented by dollars for each of the other investment funds.

Prior to January 1, 1993, the interest of each participant in the Company Stock Fund was represented by Company stock units and the interest of each participant in each of the other investment funds was represented by investment fund units. On each valuation date (month-end), the fund units were revalued by dividing the total market value of each fund as of the valuation date by the number of outstanding units for each fund as of the end of the prior month. Contributions and dividends received on Company stock were allocated to participants in units, the number of which was calculated by dividing the amount allocated to each participant by the investment fund's most recent unit valuation.

Unit values used in the allocation of contributions, forfeitures, transfers and withdrawals to participants during 1992 follow:

                 Company       Managed       Indexed       Fixed
                 Stock         Equity        Equity        Income
                 Fund          Fund          Fund          Fund
                ---------      --------      -------       --------

January          $ 8.8701      $3.8427       $3.6020       $2.5885
February          12.5860       3.9832        3.6462        2.6037
March             11.4144       3.9549        3.5761        2.6191
April             11.7930       3.8351        3.6789        2.6353
May               11.2078       3.8493        3.6953        2.6511
June              10.1203       3.7555        3.6397        2.6671
July              11.9134       3.8964        3.7884        2.6842
August            10.9934       3.8350        3.7106        2.6996
September         10.9534       3.9017        3.7538        2.7148
October           10.2443       4.1083        3.7670        2.7257
November          11.2055       4.3511        3.8952        2.7374
December          12.0423       4.5282        3.9409        2.7529


Unit values used in the allocation of contributions, forfeitures, transfers and withdrawals to participants during 1991 follow:

                 Company       Managed       Indexed       Fixed
                 Stock         Equity        Equity        Income
                 Fund          Fund          Fund          Fund
                ---------    -----------    ---------      -------

January          $ 7.2648      $2.6169       $2.9379       $2.3883
February           8.5212       2.8327        3.1358        2.4028
March              8.1879       2.9481        3.2099        2.4196
April              7.9840       3.0459        3.2337        2.4367
May                9.5364       3.1884        3.3731        2.4533
June               8.9103       3.0509        3.2204        2.4688
July              10.7931       3.1923        3.3696        2.4863
August            11.5437       3.3119        3.4583        2.5031
September         11.2941       3.3155        3.3904        2.5206
October            7.3728       3.4207        3.4383        2.5382
November           5.9082       3.3235        3.2953        2.5552
December           7.4992       3.6452        3.6712        2.5731


(8)  SUBSEQUENT EVENT

Subsequent to December 31, 1993, the market value of the Company's common stock decreased. This decrease caused a reduction of approximately 27% in the market value of the Company's common stock held by the Plan as of June 9, 1994.

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report, dated June 9, 1994, included in Owens-Corning Fiberglas Corporation Savings and Deferral Investment Plan's annual report on Form 11-K for the year ended December 31, 1993, into the Company's previously filed Registration Statement on Form S-8 (File Nos. 33-9986 and 33-27209).




Toledo, Ohio,
  June 29, 1994.

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 11-K

             ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES AND EXCHANGE ACT OF 1934

           For the Fiscal Year ended December 31, 1993

               OWENS-CORNING FIBERGLAS CORPORATION
                    SAVINGS AND SECURITY PLAN

               OWENS-CORNING FIBERGLAS CORPORATION
                         Fiberglas Tower
                       Toledo, Ohio  43659

                   Commission File No. 1-3660

- - ---------------------------------------------------------------

                      REQUIRED INFORMATION

(a)  Financial Statements.

        1.Report of Independent Public Accountants

        2.Statements of Participants' Equity - as of December   31,
1993 and 1992

        3.Statements of Changes in Participants' Equity - for   the
years ended December 31, 1993, 1992 and 1991

        4. Notes to Financial Statements

(b)  Exhibit.

        Consent of Arthur Andersen & Co.

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 OWENS-CORNING FIBERGLAS CORPORATION
                SAVINGS AND DEFERRAL INVESTMENT PLAN


                                                 By/s/ Michael I. Miller
                                           ---------------------
                                               Michael I. Miller
                           Chairman, Investment Review Committee


DATED:  June 30, 1994

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator,
Owens-Corning Fiberglas Corporation
Savings and Security Plan:


We have audited the accompanying statements of participants' equity of the OWENS-CORNING FIBERGLAS CORPORATION SAVINGS AND SECURITY PLAN as of December 31, 1993 and 1992, and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the participants' equity of the Owens-Corning Fiberglas Corporation Savings and Security Plan as of December 31, 1993 and 1992, and the changes in its participants' equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.






Toledo, Ohio,
  June 9, 1994.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                                  SAVINGS AND SECURITY PLAN


                                             STATEMENTS OF PARTICIPANTS' EQUITY

                                              AS OF DECEMBER 31, 1993 AND 1992

                                                                                       1 9 9 3
                                                             ----------------------------------------------------------

                                                               Company     Managed     Indexed      Fixed
                                                                Stock      Equity      Equity       Income
                                                                Fund        Fund        Fund        Fund        Total
                                                             ---------   ---------   ---------   ---------   ---------
ASSETS:
  Investments (Notes 1, 2, 3 and 4):
    Short-term investments                                 $   138,062  $        -  $        -  $        - $   138,062
    Owens-Corning Fiberglas Corporation common stock,
      402,693 shares at $44.375 per share
      (cost $11,531,843) (Note 7)                           17,869,502           -           -           -  17,869,502
    Investment in master trust collective funds                      -   3,644,995   1,126,239   4,061,874   8,833,108
    Accrued interest income                                        206           -           -           -         206
  Due from Owens-Corning Fiberglas Corporation (Note 1)        351,071      39,315      11,094      41,162     442,642
                                                           ----------- ----------- ----------- ----------- -----------

               Total assets                                $18,358,841 $ 3,684,310 $ 1,137,333 $ 4,103,036 $27,283,520
                                                           =========== =========== =========== =========== ===========

LIABILITIES (Notes 1 and 5):
  Accrued expenses                                         $   129,957 $         - $         - $         - $   129,957
                                                           ----------- ----------- ----------- ----------- -----------

PARTICIPANTS' EQUITY (Notes 1 and 5)                        18,228,884   3,684,310   1,137,333   4,103,036  27,153,563
                                                           ----------- ----------- ----------- ----------- -----------

               Total liabilities and participants' equity  $18,358,841 $ 3,684,310 $ 1,137,333 $ 4,103,036 $27,283,520
                                                           =========== =========== =========== =========== ===========


                              The accompanying notes are an integral part of these statements.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                                  SAVINGS AND SECURITY PLAN


                                             STATEMENTS OF PARTICIPANTS' EQUITY

                                              AS OF DECEMBER 31, 1993 AND 1992
                                                         (Continued)

                                                                                       1 9 9 2
                                                             ----------------------------------------------------------

                                                               Company     Managed     Indexed      Fixed
                                                                Stock      Equity      Equity       Income
                                                                Fund        Fund        Fund        Fund        Total
                                                             ---------   ---------   ---------   ---------   ---------
ASSETS:
  Investments (Notes 1, 2, 3 and 4):
    Short-term investments                                 $    97,873  $        -  $        -  $        - $    97,873
    Owens-Corning Fiberglas Corporation common stock,
      312,899 shares at $36 per share
      (cost $7,693,226)                                     11,264,364           -           -           -  11,264,364
    Investment in master trust collective funds                      -   1,953,166     794,194   2,656,698   5,404,058
    Accrued interest income                                        266           -           -           -         266
  Due from Owens-Corning Fiberglas Corporation (Note 1)        252,587      27,633      10,847      36,349     327,416
                                                           ----------- ----------- ----------- ----------- -----------

               Total assets                                $11,615,090 $ 1,980,799 $   805,041 $ 2,693,047 $17,093,977
                                                           =========== =========== =========== =========== ===========

LIABILITIES (Notes 1 and 5):
  Accrued expenses                                         $    95,973 $         - $         - $         - $    95,973
                                                           ----------- ----------- ----------- ----------- -----------

PARTICIPANTS' EQUITY (Notes 1 and 5)                        11,519,117   1,980,799     805,041   2,693,047  16,998,004
                                                           ----------- ----------- ----------- ----------- -----------

               Total liabilities and participants' equity  $11,615,090 $ 1,980,799 $   805,041 $ 2,693,047 $17,093,977
                                                           =========== =========== =========== =========== ===========

PARTICIPANTS' UNITS (Note 6)                                 8,586,222   1,220,210     555,320   2,128,717

                                                           =========== =========== =========== ===========

UNIT VALUES (Note 6)                                            1.3416      1.6233      1.4497      1.2651
                                                           =========== =========== =========== ===========

                              The accompanying notes are an integral part of these statements.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                                  SAVINGS AND SECURITY PLAN


                                        STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                                    FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                                                                       1 9 9 3
                                                             ----------------------------------------------------------

                                                               Company     Managed     Indexed      Fixed
                                                                Stock      Equity      Equity       Income
                                                                Fund        Fund        Fund        Fund        Total
                                                             ---------   ---------   ---------   ---------   ---------
INVESTMENT INCOME (Notes 1, 2, 3 and 4):
  Interest                                                 $     4,014  $        -  $        -  $        -  $    4,014
  Net interest in master trust investment income                     -     741,576      91,369     180,056   1,013,001
  Change in unrealized appreciation of investment in
    Owens-Corning Fiberglas Corporation common stock
    (Note 3)                                                 2,766,520           -           -           -   2,766,520
                                                           ----------- ----------- ----------- ----------- -----------
                                                             2,770,534     741,576      91,369     180,056   3,783,535
                                                           ----------- ----------- ----------- ----------- -----------

CONTRIBUTIONS (Notes 1 and 5):
  Participants                                               3,369,881   1,144,432     414,042   1,557,351   6,485,706
  Owens-Corning Fiberglas Corporation                        2,194,422           -           -           -   2,194,422
                                                           ----------- ----------- ----------- ----------- -----------
                                                             5,564,303   1,144,432     414,042   1,557,351   8,680,128
                                                           ----------- ----------- ----------- ----------- -----------

OTHER:
  Distributions to participants (Note 5)                    (1,366,525)   (250,355)   (107,059)   (470,393) (2,194,332)
  Election of redistribution of participants' equity
    among funds (Note 1)                                      (171,299)     69,855     (59,598)    161,042           -
  Administrative expenses (Note 1)                             (87,246)    (12,336)     (6,462)    (18,067)   (124,111)
  Rollovers and other                                                -      10,339           -           -      10,339
                                                           ----------- ----------- ----------- ----------- -----------
                                                            (1,625,070)   (182,497)   (173,119)   (327,418) (2,308,104)

                                                           ----------- ----------- ----------- ----------- -----------

               Net increase                                  6,709,767   1,703,511     332,292   1,409,989  10,155,559

PARTICIPANTS' EQUITY - beginning of year                    11,519,117   1,980,799     805,041   2,693,047  16,998,004
                                                           ----------- ----------- ----------- ----------- -----------

PARTICIPANTS' EQUITY - end of year                         $18,228,884 $ 3,684,310 $ 1,137,333 $ 4,103,036 $27,153,563
                                                           =========== =========== =========== =========== ===========




                              The accompanying notes are an integral part of these statements.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                                  SAVINGS AND SECURITY PLAN


                                        STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                                    FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                                         (Continued)


                                                                                       1 9 9 2
                                                             ----------------------------------------------------------

                                                               Company     Managed     Indexed      Fixed
                                                                Stock      Equity      Equity       Income
                                                                Fund        Fund        Fund        Fund        Total
                                                             ---------   ---------   ---------   ---------   ---------
INVESTMENT INCOME (Notes 1, 2, 3 and 4):
  Interest                                                 $     5,676  $        -  $        -  $        -  $    5,676
  Net interest in master trust investment income                     -     325,944      51,336     134,525     511,805
  Change in unrealized appreciation of investment in
    Owens-Corning Fiberglas Corporation common stock
    (Note 3)                                                 3,325,111           -           -           -   3,325,111
                                                           ----------- ----------- ----------- ----------- -----------
                                                             3,330,787     325,944      51,336     134,525   3,842,592
                                                           ----------- ----------- ----------- ----------- -----------

CONTRIBUTIONS (Notes 1 and 5):
  Participants                                               2,285,322     806,023     364,749   1,231,778   4,687,872
  Owens-Corning Fiberglas Corporation                        1,625,860           -           -           -   1,625,860
                                                           ----------- ----------- ----------- ----------- -----------
                                                             3,911,182     806,023     364,749   1,231,778   6,313,732
                                                           ----------- ----------- ----------- ----------- -----------

OTHER:
  Distributions to participants (Note 5)                      (706,191)   (134,470)   (100,065)   (269,573) (1,210,299)
  Election of redistribution of participants' equity
    among funds (Note 1)                                       (63,329)     10,326     (33,033)     86,036           -
  Administrative expenses (Note 1)                             (54,317)     (6,863)     (4,689)    (11,981)    (77,850)
                                                           ----------- ----------- ----------- ----------- -----------
                                                              (823,837)   (131,007)   (137,787)   (195,518) (1,288,149)

                                                           ----------- ----------- ----------- ----------- -----------

               Net increase                                  6,418,132   1,000,960     278,298   1,170,785   8,868,175

PARTICIPANTS' EQUITY - beginning of year                     5,100,985     979,839     526,743   1,522,262   8,129,829
                                                           ----------- ----------- ----------- ----------- -----------

PARTICIPANTS' EQUITY - end of year                         $11,519,117 $ 1,980,799 $   805,041 $ 2,693,047 $16,998,004
                                                           =========== =========== =========== =========== ===========




                              The accompanying notes are an integral part of these statements.

PAGE

                                             OWENS-CORNING FIBERGLAS CORPORATION

                                                  SAVINGS AND SECURITY PLAN


                                        STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                                    FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                                         (Continued)


                                                                                       1 9 9 1
                                                             ----------------------------------------------------------

                                                               Company     Managed     Indexed      Fixed
                                                                Stock      Equity      Equity       Income
                                                                Fund        Fund        Fund        Fund        Total
                                                             ---------   ---------   ---------   ---------   ---------
INVESTMENT INCOME (Notes 1, 2, 3 and 4):
  Interest                                                 $     5,821  $        -  $        -  $        -  $    5,821
  Net interest in master trust investment income                     -     221,728      90,147      84,371     396,246
  Change in unrealized appreciation of investment in
    Owens-Corning Fiberglas Corporation common stock
    (Note 3)                                                   704,842           -           -           -     704,842
                                                           ----------- ----------- ----------- ----------- -----------
                                                               710,663     221,728      90,147      84,371   1,106,909
                                                           ----------- ----------- ----------- ----------- -----------

CONTRIBUTIONS (Notes 1 and 5):
  Participants                                               1,587,360     503,731     291,143     953,628   3,335,862
  Owens-Corning Fiberglas Corporation                        1,136,943           -           -           -   1,136,943
                                                           ----------- ----------- ----------- ----------- -----------
                                                             2,724,303     503,731     291,143     953,628   4,472,805
                                                           ----------- ----------- ----------- ----------- -----------

OTHER:
  Distributions to participants (Note 5)                      (380,564)    (56,537)    (48,835)   (124,244)   (610,180)
  Election of redistribution of participants' equity
    among funds (Note 1)                                       (89,633)      4,812        (851)     85,672           -
  Administrative expenses (Note 1)                             (30,625)     (4,033)     (4,238)     (6,084)    (44,980)
                                                           ----------- ----------- ----------- ----------- -----------
                                                              (500,822)    (55,758)    (53,924)    (44,656)   (655,160)

                                                           ----------- ----------- ----------- ----------- -----------

               Net increase                                  2,934,144     669,701     327,366     993,343   4,924,554

PARTICIPANTS' EQUITY - beginning of year                     2,166,841     310,138     199,377     528,919   3,205,275
                                                           ----------- ----------- ----------- ----------- -----------

PARTICIPANTS' EQUITY - end of year                         $ 5,100,985 $   979,839 $   526,743 $ 1,522,262 $ 8,129,829
                                                           =========== =========== =========== =========== ===========




                              The accompanying notes are an integral part of these statements.

PAGE

               OWENS-CORNING FIBERGLAS CORPORATION

                    SAVINGS AND SECURITY PLAN


                  NOTES TO FINANCIAL STATEMENTS




(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES

        Operation of the Plan
        ---------------------

        The Owens-Corning Fiberglas Corporation Savings and Security Plan (the Plan) which was adopted effective January 1, 1990, benefits designated groups of hourly employees of Owens-Corning Fiberglas Corporation (the Company) and certain subsidiaries. An eligible employee may elect to participate in the Plan on the first day of February or August by filing an election to participate by the 25th day of the preceding month. Six months of employment prior to the first day of February or August is required for eligibility.

        Administrative expenses of the Plan including professional fees, accounting fees and other administrative expenses are paid by the Plan or the Company at the discretion of the Company. The Company paid approximately 100% of administrative expenses in 1993, 50% in 1992 and 25% in 1991.

        The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

        Plan Contributions
        ------------------

        Participants may contribute up to 15% of their base pay. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the Plan's trustee, Citibank N.A., New York, (the Trustee) on a monthly basis.

        The Company makes up to a 50% matching contribution for participant contributions up to 4% of the participant's base pay at certain plant locations.

        Effective January 1, 1992, the Plan was amended to provide a retirement contribution equal to 2% of eligible pay for participants who work at a plant or business unit where a pension plan is not available.

        The Company may, at its option, make Company contributions in the form of cash or shares of common stock of the Company which are valued at the market value of the shares on the fifteenth trading day of the month in which the contribution is to be made. Contributions are remitted to the Trustee on or before the last day of the month following employee contributions. No contributions in the form of shares of common stock were made in 1993, 1992 or 1991.

        Plan Investment Options
        -----------------------

        Each participant elects to have his contribution invested in 10% increments among the investment funds made available under the Plan. Currently, the following four investment funds are available to participants:

        Company Stock Fund
        ------------------
        Consists primarily of investments in Owens-Corning
        Fiberglas Corporation common stock.

        Managed Equity Fund
        -------------------
        Presently invested primarily in shares of the Acorn Fund, Inc., which invests principally in common stocks, but may also include securities convertible into common stocks and equity securities of a class different than common stock.

        Indexed Equity Fund
        -------------------
        Presently invested primarily in a group trust maintained by Wells Fargo Bank, N.A. which consists of a portfolio of equity securities maintained to approximate the total rate of return of the securities of the companies whose stocks make up the Standard & Poor's Composite Index.

        Fixed Income Fund
        -----------------
        Presently invests in insurance contracts and other instruments providing for the payment of interest at a fixed rate over a specified period. The return on this fund will be a blend of the various investments held by the fund. The income credited to each account is the prorated share of the income received by the fund.

        The Company contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements.

        Participants may change their investment options, contribution rate and redistribute their account balances twice a year. Participants may discontinue their contributions to the Plan at any time.

        The number of employees with a portion of their account invested in each fund at December 31, 1993, was as follows:

             Company     Managed     Indexed       Fixed
              Stock      Equity      Equity       Income
              Fund        Fund        Fund         Fund
            --------    --------    --------    --------


               5,406       1,446         828       1,693

        Basis of Accounting
        -------------------

        The accompanying financial statements have been prepared on the accrual basis. Investments in the common stock of the Company are reported at quoted market value. Participants' withdrawal requests received by the plan administrator before yearend but not yet distributed to the participants are included as a component of participants' equity.

        Income Taxes
        ------------

        The Plan administrator intends to request a determination letter from the Internal Revenue Service stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. The Plan administrator believes that the Plan meets the Internal Revenue Service requirements. Participants in plans that meet the requirements of the Code generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated until such time as it is withdrawn from the Plan.

        Proceedings in the Event of Plan Termination
        --------------------------------------------

        Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the equity of each participant not previously vested would fully vest. Participants would receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.


(2)  INVESTMENTS
     -----------

        Investments of the Plan are held in the Owens-Corning Fiberglas Corporation Savings Plans Master Trust (Master Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund are separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund and Fixed Income Fund are commingled for investment purposes.

        The Plan has a proportionate claim on the net assets of the commingled funds and receives a proportionate share of the investment income of said funds. Following is a summary of the Master Trust financial statements for the commingled funds and the Plan's interest in net assets by fund as of and for the year ended December 31, 1993:

                                 Shares/              Current or
                                Contract               Contract       Plan
                                  Value       Cost      Value       Interest
                               ---------   ---------  ----------   ---------
ASSETS:
  Investments-
    Managed Equity Fund:
    --------------------
      Liquid Reserve Fund
        Commingled Employee
        Benefit Trust         $   46,338  $   46,338  $   46,338       .0661
      Acorn Fund, Inc.         3,949,269  35,701,971  55,092,303       .0661

      Accrued interest and
        dividends                    N/A         N/A         152       .0658

    Indexed Equity Fund:
    --------------------
      Liquid Reserve Fund
        Commingled Employee
        Benefit Trust            145,997     145,997     145,997       .1081
      Wells Fargo Bank, N.A.
        Index Equity Fund         99,753   7,338,028  10,271,060       .1081

      Accrued interest and
        dividends                    N/A         N/A         113       .1053

    Fixed Income Fund:
    ------------------
      Liquid Reserve Fund
        Commingled Employee
        Benefit Trust            329,678     329,678     329,678       .0881
      Wells Fargo Money
        Market Fund           24,918,407  24,918,407  24,918,407       .0881
      Wells Fargo 1-3 Year
        Government Bond Index
        Fund                     175,715   8,665,141   8,545,379       .0881
      Principal Mutual Life
        Insurance Company     12,133,667         N/A  12,133,667       .0881

      Accrued interest and
        dividends                    N/A         N/A     163,501       .0881
                                                    ------------
      Net assets in Master Trust                    $111,646,595
                                                    ============
/TABLE

                                 Managed     Indexed      Fixed
                                 Equity      Equity       Income
                                  Fund        Fund         Fund      Total
                               ---------   ---------  ----------   ---------
INVESTMENT INCOME:

  Interest                   $    15,612 $     5,024 $ 2,452,724 $ 2,473,360
  Dividends                    2,391,153     262,096           -   2,653,249
  Realized gain on
    disposition of
    investments                  315,289           -           -     315,289
  Change in unrealized
    appreciation (depreciation)
    of investments             9,357,478     648,373     (87,664)  9,918,187
                             ----------- ----------- ----------- -----------
                             $12,079,532 $   915,493 $ 2,365,060 $15,360,085
                             =========== =========== =========== ===========
/TABLE

        Investments are reported at quoted market value in all funds except guaranteed investment contracts in the Fixed Income Fund which are valued at the contract value (Contract Value). Changes in unrealized appreciation and depreciation are reflected as changes in participants' equity. Purchase and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.

(3)  UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

        Unrealized appreciation/depreciation, equal to the difference between cost and quoted market value of investments, is recognized in determining the value of each fund except for certain investments in the Fixed Income Fund which are carried at Contract Value. The change in unrealized appreciation/depreciation during each of the three years ended December\31, 1993, is set forth below. The balances for the Managed Equity Fund, Indexed Equity Fund and Fixed Income Fund are the commingled amounts in the Master Trust, while the Company Stock Fund amounts are specific to the Plan. See Note 2 for the Plan's ownership in the commingled funds.

                                Company     Managed     Indexed      Fixed
                                 Stock       Equity      Equity     Income
                                 Fund         Fund        Fund       Fund
                               ---------   ---------  ----------   ---------
  Unrealized appreciation
    (depreciation) at
    January 1, 1991          $  (458,815)$(1,370,827)  $ 764,236     $     -
  Change in unrealized
    appreciation (depreciation)
    during 1991                  704,842   6,479,245   1,214,792           -
                             ----------- ----------- ----------- -----------
  Unrealized appreciation
    at December 31, 1991         246,027   5,108,418   1,979,028           -
  Change in unrealized
    appreciation
    (depreciation)
    during 1992                3,325,111   4,924,341     305,631     (32,107)
                             ----------- ----------- ----------- -----------
  Unrealized appreciation
    (depreciation) at
    December 31, 1992          3,571,138  10,032,849   2,284,659     (32,107)
  Change in unrealized
    appreciation (depreciation)
    during 1993                2,766,520   9,357,478     648,373     (87,664)
                             ----------- ----------- ----------- -----------
  Unrealized appreciation
    (depreciation) at
    December 31, 1993        $ 6,337,658 $19,390,327 $ 2,933,032 $  (119,771)
                             =========== =========== =========== ===========
/TABLE

(4)  REALIZED GAINS/LOSSES

        Gains or losses are realized when investments are sold.

(5)  VESTING, FORFEITURES AND DISTRIBUTIONS

        Company contributions and earnings thereon vest at the rate of 20% on each year following date of hire by the participant with the Company. Employees with at least five years of service are fully vested in all Company contributions. Such amounts also become fully vested upon the participant attaining 65 years of age, termination of the participant's employment due to a permanent plant closing, retirement, disability or death, termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Such vested contributions and earnings thereon are automatically distributable upon attaining 65 years of age or death. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the Plan administrator.

        Participants may elect to withdraw all or any part of the value of their contributions excluding contributions designated as deferrals on a semi-annual basis.
        Withdrawals of deferrals may only be made upon proof of financial hardship deemed adequate by the Plan administrator. Upon attainment of age 59-1/2 years, participants may elect to withdraw deferrals and earnings thereon. Participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the distribution. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees receiving distributions from the Plan was approximately $7,000 in 1993 and $6,000 in 1992 and $4,000 in 1991.

        Participants may elect to receive their distributions from the Company Stock Fund in the form of cash or Company stock. These distributions totaled 2,166 shares of stock valued at $90,000 in 1993, 1,753 shares of stock valued at $49,000 in 1992 and 2,405 shares of stock valued at $46,000 in 1991.

        Participants' requests for withdrawals made prior to December 31, 1993, and subsequently paid were as follows:


                    Company Stock Fund         $133,573
                    Managed Equity Fund          39,784
                    Indexed Equity Fund           7,716
                    Fixed Income Fund            31,048
                                              ---------
                                               $212,121
                                              =========


(6)  UNIT VALUES

        As of January 1, 1993, the interest of each participant in the Company Stock Fund was represented by shares of Company stock and was represented by dollars for each of the other investment funds.

        Prior to January 1, 1993, the interest of each participant in the Company Stock Fund was represented by Company stock units and the interest of each participant in each of the other investment funds was represented by investment fund units. On each valuation date (month-end), the fund units were revalued by dividing the total market value of each fund as of the valuation date by the number of outstanding units for each fund as of the end of the prior month. Contributions and dividends received on Company stock were allocated to participants in units, the number of which was calculated by dividing the amount allocated to each participant by the investment fund's most recent unit valuation.

        Unit values used in the allocation of contributions, forfeitures, transfers and withdrawals to participants during 1992 are as follow:

                                Company     Managed     Indexed      Fixed
                                 Stock       Equity      Equity     Income
                                 Fund         Fund        Fund       Fund
                               ---------   ---------  ----------   ---------
          January                $0.9919     $1.3729     $1.3289     $1.1880
          February                1.4006      1.4243      1.3466      1.1950
          March                   1.2733      1.4141      1.3204      1.2016
          April                   1.3143      1.3702      1.3589      1.2089
          May                     1.2499      1.3744      1.3642      1.2156
          June                    1.1292      1.3397      1.3419      1.2225
          July                    1.3274      1.3901      1.3969      1.2299
          August                  1.2223      1.3661      1.3647      1.2360
          September               1.2177      1.3091      1.3804      1.2429
          October                 1.1404      1.4638      1.3849      1.2475
          November                1.2441      1.5491      1.4304      1.2529
          December                1.3385      1.6129      1.4466      1.2594
/TABLE

        Unit values used in the allocation of contributions, forfeitures, transfers and withdrawals to participants during 1991 follow:

                                Company     Managed     Indexed      Fixed
                                 Stock       Equity      Equity     Income
                                 Fund         Fund        Fund       Fund
                               ---------   ---------  ----------   ---------
          January                $0.8166     $0.9276     $1.0825     $1.0959
          February                0.9572      1.0103      1.1643      1.1038
          March                   0.9188      1.0527      1.1925      1.1118
          April                   0.8935      1.0871      1.1938      1.1195
          May                     1.0673      1.1390      1.2485      1.1277
          June                    0.9979      1.0884      1.1899      1.1353
          July                    1.2064      1.1392      1.2449      1.1434
          August                  1.2917      1.1842      1.2773      1.1520
          September               1.2639      1.1852      1.2558      1.1600
          October                 0.8305      1.2230      1.2699      1.1678
          November                0.6628      1.1849      1.2155      1.1726
          December                0.8412      1.3015      1.3565      1.1798
/TABLE

(7)  SUBSEQUENT EVENT

        Subsequent to December 31, 1993, the market value of the Company's common stock decreased. This decrease caused a reduction of approximately 27% in the market value of the Company's common stock held by the Plan as of June 9, 1994.

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report, dated June 9, 1994, included in Owens-Corning Fiberglas Corporation Savings and
Security Plan's annual report on Form 11-K for the year ended
December 31, 1993, into the Company's previously filed Registration Statement on Form S-8 (File No. 33-31687).




Toledo, Ohio,
  June 29, 1994.